CI Fund Management

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-26[illegible]
www.ci.com

SUPPL

[redacted]

09046772

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net long-term fund sales of $500 million in June

TORONTO (July 2, 2009) – CI Financial Corp. ("CI") today reported gross sales of $1.06 billion and net sales of $472 million in June. Assets under management increased by $1.4 billion or 2.3% over the month to $60.1 billion at June 30, 2009. Total fee-earning assets were $87.3 billion, an increase of $1.5 billion or 1.7%. This marked the fourth consecutive month of asset growth for CI.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $500 million in long-term funds and net redemptions of $28 million in money market funds in June.

"CI has established a broad and diverse product lineup with strong relative performance that has resulted in consistent sales. That trend has continued in 2009, with gross sales of $4.5 billion for the year-to-date," said Stephen A. MacPhail, CI President.

Several institutional relationships at CI Investments made significant contributions to the June sales, including a new relationship that was established during the month.

As of June 30, 2009, assets under management consisted of investment funds at CI Investments and United Financial of $55.6 billion, institutional assets of $4.1 billion and structured product assets of $463 million. CI also reported assets under administration of $26.3 billion, which consisted of $19.2 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.1 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $796 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

dlw 8/17

CI Financial **News Release**

CI FINANCIAL CORP. June 30, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$979	$479	$500
Short-term funds	$77	$105	-$28
TOTAL RETAIL FUNDS	$1,056	$584	$472

FEE-EARNING ASSETS	May 31/09 (millions)	June 30/09 (millions)	% Change
Retail managed funds	$54,427	$55,550	2.1%
Structured products	459	463	0.9%
TOTAL retail assets under management	$54,866	$56,013	2.1%
Institutional managed assets	3,863	4,110	6.4%
TOTAL assets under management	$58,749	$60,123	2.3%
Assante assets under administration*	19,143	19,216	0.4%
Blackmont assets under administration	7,103	7,133	0.4%
TOTAL assets under administration	$26,246	$26,349	0.4%
CI other fee-earning assets	786	796	1.3%
TOTAL FEE-EARNING ASSETS	$85,781	$87,268	1.7%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	May 31/09 (millions)	June 30/09 (millions)	% Change
Monthly average retail assets	$54,040	$55,640	3.0%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/09 (millions)	June 30/09 (millions)	% Change
Quarterly average retail assets	$48,681	$53,727	10.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	June 30/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$51,218	-14.9%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	292,410,170	Bank debt	$872
QTD weighted avg. shares	292,462,246	Cash and marketable securities	(53)
Yield at $19.14	3.1%	Net debt outstanding	$819
In-the-money options	6,986,727	In-the-money option liability (net of tax)	$8
Percentage of all options	99%	Terminal redemption value of funds	$796
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	$11

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($13.99) to June 30, 2009 ($19.14).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**50%**	**Asia**	**3%**
United States	**22%**	**Other**	**4%**
Europe	**10%**	**Cash**	**11%**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX, GSX.PR.A

FOR IMMEDIATE RELEASE

Global Resource Split Corp. Announces Completion of Termination

Toronto, July 3, 2009 – Global Resource Split Corp. (the "Corporation") announced today that the Corporation completed the redemption of all of its outstanding Preferred Shares and Class A Shares on June 30, 2009 as contemplated by the constating documents of the Corporation. In connection therewith, the Corporation declared a capital gain dividend to all Class A Shareholders of record on June 30, 2009 in the amount of approximately, $7.1231 per share and redeemed each Class A Share for approximately $19.6204 per share. Preferred Shares were redeemed for $10.00 per share. The capital gain dividend and redemption proceeds will be paid by the Corporation on July 7, 2009 through CDS Clearing and Depository Services Inc.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending July 31, 2009

Toronto, July 6, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending July 31, 2009 of $0.04167 per Priority Equity Share payable on July 31, 2009 to unitholders of record as at July 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions
For Month Ending July 31, 2009

Toronto, July 14, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending July 31, 2009 payable on August 17, 2009 to unitholders of record as at July 31, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\july\rel-aggregate (july09).doc